Sangui BioTech International, Inc.

1393 North Bennett Circle

Farmington, Utah 84025

c/o SanguiBioTech GmbH

Alfred-Herrhausen-Str. 44

58455 Witten

TO:

Jim B. Rosenberg, Senior Assistant Chief Accountant

Ibolya Ignat, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4720

Washington, D.C. 20549

FROM:

Joachim Fleing, Chief Financial Officer

Sangui Biotech International, Inc.

DATE:

May 7, 2010

RE:

Sangui Biotech International, Inc.

Form 10-KSB for the Year Ended June 30, 2008

Form 10-Q for the Quarterly Period ended September 30, 2008

File No. 0-29233

We are in receipt of your correspondence dated April 26, 2010 and submit the following in response.

Due to the recent downturn in the worldwide economy, we have experienced cash flow difficulties forcing us to curtail certain of our operations and this has additionally resulted in our latest audit not being completed as of the date of this writing.  We are expecting to have an influx of new capital within the next few weeks which will allow us to complete our audit and bring current any delinquent filings.  As such we submit the following in response to your previous correspondence of October 23, 2009 related to our Form 10-KSB for the Year Ended June 30, 2008 and Form 10-Q for the Quarterly Period ended September 30, 2008.

1.

With regard to your response to comment one, effects of foreign currency should be included in each of operating activities, investing activities, and financing activities on the statement of cash flows.  Refer to paragraph 144 of FAS 95.  Only the effect of foreign currency on cash is presented separately.  Confirm that the amount shown separately from operating, investing, and financing relates only to cash or advise.

COMPANY RESPONSE – The Company has accounted for the effects of foreign currency translation adjustments in its statements of cash flows according to paragraph 25 of FAS 95, which indicates “the statement shall report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.”  The majority of the effect of foreign currency adjustments is derived from the accumulated deficit of the foreign subsidiary, which totaled $13,023,356 at June 30, 2007, and was impacted by an exchange rage fluctuation of 10.92% during the year ended June 30, 2008.

May 7, 2010

2.

Your proposed Item 307 disclosure in response to comment four does not appear to be appropriate.  You state that “Based on the evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, management has concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report.”  Please revise your Item 307 disclosure to state that based on the evaluation of the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e), management has concluded that the Company’s disclosure controls and procedures were not effective as of the end of the period covered by your report.  Please revise your proposed disclosure accordingly.

3.

Your proposed Item 308 disclosure in response to comment six should be revised to state that based on the evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, management has concluded that the Company’s internal control over financial reporting was not effective as of the end of the period covered by your report.  Please revise your proposed disclosure.

COMPANY RESPONSE - The Company, after discussing this matter with its professional advisers, was explained the differences between disclosure controls and procedures and internal control over financial reporting.  Upon further review of the periods in question the Company found that while there are weaknesses in the internal controls over its financial reporting, there are not any material weaknesses in the disclosure controls or procedures.  The Company is able to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.  Any delay in filing said information is based on financial reasons and not due to a weakness in the disclosure controls and procedures.  Therefore, the Company will amend its discussion of Controls and Procedures to read as follows:

“Disclosure Controls and Procedures

As of the date of the end of the period covered by report, our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f).  Management conducted an evaluation of the effectiveness of the internal control over financial reporting as of June 30, 2008, using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  Based on the evaluation of the effectiveness of the internal controls over financial reporting as of June 30, 2008, management has concluded that our internal controls over financial reporting were not effective as of the end of the period covered by this report.

May 7, 2010

As a result of management’s assessment, management has determined that there is a material weakness due to the lack of segregation of duties.  In order to address and resolve this weakness we will endeavor to locate and appoint additional qualified personnel to the board of directors and pertinent officer positions as our financial means allow.  To date, our limited financial resources have not allowed us to hire the additional personnel necessary to address this material weakness.

Additionally, as a result of management’s assessment, management has determined that there is a significant deficiency with regard to the lack of a backup process for electronic financial information.  There is no stored backup offsite or in a media safe, and as such, there are no regularly run test restorations of said financial information.  In order to address and resolve this deficiency we are currently researching the options available given our financial means to have a regularly scheduled and dependable offsite backup of our Company records.

Lastly, the Company has not instituted specific anti-fraud controls.  While management found no evidence of fraudulent activity, the chief accounting officer has access to both accounting records and corporate assets, principally the operating bank account.  Management believes this exposure to potential fraudulent activity is not significant either to the operations of the company or to the financial reporting; however, management is in the process of instituting controls specifically designed to address this material weakness, so as to prevent and detect—on a timely basis—any potential loss due to fraudulent activity.

This Annual Report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our last fiscal quarter (our fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(a)           Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(b)           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(c)           Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.”

Please also send a copy of any further correspondence or comments to the following:

J. Anthony Rolfe, Esq.

Chachas Law Group

2445 Fifth Avenue

Suite 440

San Diego, CA 92101

Phone 619-2939-2900

Facsimile at 619-239-2990

tony@chachaslaw.com

May 7, 2010

The Company realizes that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”).  Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sangui Biotech International, Inc.

/s/ Joachim Fleing

By:  Joachim Fleing

Its:  Chief Financial Officer